Exhibit 21

Direct and Indirect Subsidiaries of
LML Payment Systems Inc.

Subsidiary	Jurisdiction of Incorporation	Name Doing Business As

LML Corp	Delaware	LML Corp.
LML Payment Systems Corp.1	Delaware	LML Payment Systems Corp.
LML Patent Corp.1	Delaware	LML Patent Corp.
Beanstream Internet Commerce Corp. 1	Delaware	Beanstream Internet Commerce Corp.
LHTW Properties Inc.	Nevada	LHTW Properties Inc.
Legacy Promotions Inc.	British Columbia, Canada	Legacy Promotions Inc.
Beanstream Internet Commerce Inc.	British Columbia, Canada	Beanstream Internet Commerce Inc.
0858669 B.C. Ltd.	British Columbia, Canada	0858669 B.C. Ltd.

1	Subsidiary of LML Corp.